

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Mark Klein
Chief Executive and Financial Officer
DAM Holdings, Inc.
52-66 Iowa Avenue
Paterson, NJ 07503

> **Re: DAM Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**

Dear Mr. Klein:

We issued a comment letter to you on the above captioned filing on April 19, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by September 13, 2011 to provide a response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by September 13, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief